

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

February 13, 2009

By U.S. Mail and Facsimile to: (973) 748-8088

Mr. Eric B. Heyer
Senior Vice President & Chief Financial Officer
American Bancorp of New Jersey, Inc.
365 Broad Street
Bloomfield, NJ 07003

   Re: American Bancorp of New Jersey, Inc.
     Form 10-K for the Fiscal Year Ended September 30, 2008
     File No. 000-51500

Dear Mr. Heyer:

   We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Cover Page</u>

1. In future filings, calculate and state the aggregate market value of the voting and non-voting common equity held by non-affiliates as of as of the last business day of your most recently completed second quarter, not as of a recent date.

Item 15. Exhibits, Financial Statement Schedules

2.   Please explain why the amended and restated executive salary continuation agreement or
        a form of the amended and restated agreements, the employment agreements amended in
        June 2008, and the director consultation and retirement plan, filed with your Form 10-Q
        and Form 10-Q/A for the quarter ended June 30, 2008, are not listed as exhibits to Form
        10-K.

        In addition, please explain why the entry into such agreements and plan has not been
        disclosed on Form 8-K.

Exhibit 31

3.   We note that your certifications included as Exhibit 31 to the Form 10-K contain
        modifications of the exact form of certification as set forth in Item 601(b)(31) of
        Regulation S-K. In particular, the identification of the certifying individuals at the
        beginning of the certifications also includes their titles and the language "(or persons
        performing the equivalent functions)" has been deleted from paragraph 5. In future
        filings, please ensure that the certifications are in the exact form as set forth in Item
        601(b)(31) of Regulation S-K, except as otherwise indicated in Commission statements
        or staff interpretations.

Closing Comments

        As appropriate, please amend your filing and respond to these comments. You may wish
to provide us with marked copies of the amendment to expedite our review. Please furnish a
cover letter with your amendment that keys your responses to our comments and provides any
requested information. Detailed cover letters greatly facilitate our review. Please understand
that we may have additional comments after reviewing your amendment and responses to our
comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes all information required under the Securities
Exchange Act of 1934 and that they have provided all information investors require for an
informed investment decision. Since the company and its management are in possession of all
facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of
the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement
from the company acknowledging that:

        •   the company is responsible for the adequacy and accuracy of the disclosure in the
            filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Michael Seaman at (202) 551-3366 or me at (202) 551-3698 with any questions.

Sincerely,

Michael Clampitt
Senior Attorney